Sumitomo Corporation

02055218

Rule 12g3-2(b) File No. 82-34680

October 4, 2002

SUPPL

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02 OCT -7 AM 9:56

Attention: Ms. Amy O'Brien

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated October 4, 2002[English Translation].

dlw 10/8

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truy yours,

Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3469, fax: 81(3)-5166-6192).

For Immediate Release

(This is an English translation of the Japanese original.)

October 4, 2002

Sumitomo Corporation

Motoyuki Oka, President and CEO

Stock Exchange Code 8053

Contact: Keiji Nakajima,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary (Sumisho Electronics Co., Ltd.)

This is to inform you that a subsidiary of the Company, Sumisho Electronics Co., Ltd., has revised its projections on performance for the first half and full year of the fiscal year ending March 31, 2003 (April 1, 2002 to March 31, 2003) announced on May 8, 2002.

Attachment;

Disclosed material of Sumisho Electronics Co., Ltd.

(This is an English translation of the Japanese original.)

October 4, 2002

Company Name: Sumisho Electronics Co, Ltd.
Stock Exchange Code: 7556
Contact: Yoshiaki Ikeda, Corporate Administration
Tel. +81-3-5217-5197

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance announced at the time of our disclosure of financial statements on May 8, 2002 as follows:

1. Revision of Projected Figures (non-consolidated basis) for the Performance of first half of Fiscal Year Ending March 31, 2003 (April 1, 2002 to September 30, 2002)

(Unit: million yen, %)

	Total trading transactions	Ordinary income	Net income
Previously announced projections (A) (announced on May 8, 2002)	23,500	580	270
Currently revised projections (B)	17,800	-430	-390
Change (B-A)	-5,700	-1,010	-660
Rate of change	-24.2	-	-
Performance of pervious term (the first half of fiscal year ended March 31, 2002)	22,607	614	270

2. Revision of Projected Figures (consolidated basis) for the Performance of first half of Fiscal Year Ending March 31, 2003 (April 1, 2002 to September 30, 2002)

(Unit: million yen, %)

	Total trading transactions	Ordinary income	Net income
Previously announced projections (A) (announced on May 8, 2002)	24,000	480	170
Currently revised projections (B)	18,300	-530	-490
Change (B-A)	-5,700	-1,010	-660
Rate of change	-23.7	-	-
Performance of pervious term (the first half of fiscal year ended March 31, 2002)	23,790	350	8

3. Revision of Projected Figures (non-consolidated basis) for Performance of full Fiscal Year Ending March 31, 2003 (April 1, 2002 to March 31, 2003)

(Unit: million yen, %)

	Total trading transactions	Ordinary income	Net income
Previously announced projections (A) (announced on May 8, 2002)	51,500	1,750	800
Currently revised projections (B)	47,000	750	280
Change (B-A)	-4,500	-1,000	-520
Rate of change	-8.7	-57.1	-65.0
Performance of pervious term (fiscal year ended March 31, 2002)	50,039	1,312	521

4. Revision of Projected Figures (consolidated basis) for the Performance of full Fiscal Year Ending March 31, 2003 (April 1, 2002 to March 31, 2003)

(Unit: million yen, %)

	Total trading transactions	Ordinary income	Net income
Previously announced projections (A) (announced on May 8, 2002)	53,500	1,850	850
Currently revised projections (B)	49,000	800	250
Change (B-A)	-4,500	-1,050	-600
Rate of change	-8.4	-56.7	-70.5
Performance of pervious term (the first half of fiscal year ended March 31, 2002)	52,454	1,149	288

5. Reasons for Revision

a) Interim Period (Consolidated)

The total trading transactions is likely to decrease by 23% over that of the previous year, below the original projection. Regarding manufacturing sectors, especially the automobile industries, their budget for the capital investment for information system has been cut or postponed due to the uncertainty in economic environment. Many new capital investments were frozen or cancelled in the telecommunication carrier, Internet Data Center (IDC) and Internet Service Provider (ISP) markets. There is also a delay in supply of such products reflecting regrouping of major venders.

Accordingly, the net income is also likely to fall below the original projections. Gross profit dropped reflecting the decrease in net sales, and valuation loss in inventories and strategic business investments in venture securities was recognized.

b) Full Fiscal Year (Consolidated)

Improvements in the latter half of the year are expected due to contribution from active solution business and market expansion to major venders. The performance for the full fiscal year is estimated to be almost at the same level as the previous year. There will be no change in dividends policy as a result of this revision.